EXHIBIT 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—September 2002

Series	1999-1	2000-1
Deal Size	$896 MM	$750 MM
Expected Maturity	04/15/04	07/15/05

Yield	15.15%	15.15%
Less: Coupon	1.99%	1.97%
Servicing Fee	1.50%	1.50%
Net Credit Losses	5.01%	5.01%
Excess Spread:
September-02	6.65%	6.67%
August-02	7.04%	7.05%
July-02	7.18%	7.19%
Three month Average Excess Spread	6.96%	6.97%
Delinquency:
30 to 59 days	1.07%	1.07%
60 to 89 days	0.67%	0.67%
90 + days	1.25%	1.25%
Total	2.99%	2.99%

Payment Rate	9.66%	9.66%